SUSPECT DETECTION SYSTEMS, INC.
150 West 56th Street
New York, NY 10019

October 26, 2010

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Andrew Mew, Accounting Branch Chief

Re:	Suspect Detection Systems, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed April 14, 2010 Form 10-Q for the quarter ended March 31, 2010 Filed May 18, 2010 File Nol. 00-52792

Dear Mr. Mew:

We are submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated August 23, 2010, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed with the Commission on April 14, 2010 (the “Annual Report”) and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Commission on May 18, 2010.

For the convenience of the Commission, the comments are provided below.

Form 10-K for the fiscal year ended December 31, 2009

Item 7.  Management's Discussion and Analysis or Plan Operation, page 6

1.        Please revise to provide disclosure of a critical accounting estimate related to your goodwill, which is approximately 59% of your total assets as of December 31, 2009.  In this regard, disclose the qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill.  Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350.  For example, identify the reporting unit at which you test goodwill for impairment.  In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value.  For each reporting unit that is at risk of failing step one, you should disclose the:

•         Percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•         Description of the methods and key assumptions used and how the key assumptions were determined;

•         Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and

•         Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:  Goodwill is comprised of the excess of the purchase price paid over the cost of the net assets acquired of SDS Ltd.  The fair market value of the identifiable net assets acquired of SDS Ltd. was the same as the cost basis of such assets which were valued by an independent third-party appraisal.  As such, Goodwill in the amount of $1,033,964 was recorded on the balance sheet of the Company during the year ended December 31, 2009, to reflect the purchase of the 51% interest in SDS Ltd.  Further, the total of the 2009 and 2010 revenues recognized by the Company have already exceeded the amount of the Goodwill carrying value; accordingly, there are no impairment issues and or risks relating to the recoverability of the Goodwill.  The Form 10-K will be amended accordingly to reflect the above and the required disclosures.

Consolidated Balance Sheets, page F-3

2.       Please explain to us and disclose the nature of the balance for advances from customers including the terms of repayment.

Response:  The advances from customers relate to deposits from customers where delivery has not occurred, and therefore, revenues have not been recognized under the requirements of SAB 104 – Revenue Recognition.  The funds received are reflected as a liability.  Although the agreements with customers have no provisions for refund or any form of repayment of the advances from customers, to date no advances have ever been refunded or requested to be refunded.  The consolidated financial statements and Form 10-K will be amended accordingly to reflect the above  and the required disclosures.

1. Summary of Significant Accounting Policies, page F-8 Basis of Presentation and Organization, page F-8

Basis of Presentation and Organization, page F-8

3.        We note you refer to the Company as being in the development stage during the year ended December 31, 2008.  We also read in the first paragraph on page seven you refer to the Company as being in the development stage during the fiscal year ended December 31, 2009.  Please clarify whether the entity remains within the development stage and revise your disclosure if necessary.  Refer to FASB ASC 915-205-45-2.

Response:  The Company was in the development stage for the year ended December 31, 2008.  It emerged from the development stage during the year 2009.  The Form 10-K will be amended on page 7 to clarify this transition into operations in 2009.

Goodwill, page F-10

4.       Please explain to us and disclose what caused goodwill to increase from $1,033,964 at September 30, 2009 to $1,325,654 at December 31, 2009.

Response:  The increase from September 30, 2009, to December 31, 2009, was attributable to the increase in the percentage of ownership, from 51% to 58% percent, in the shares of SDS Ltd. acquired by the Company.  The value of the shares issued to acquire the additional 7% ownership in SDS Ltd. resulted in additional Goodwill of $291,690.  The notes to consolidated financial statements as of December 31, 2009, will be amended accordingly to disclose this increase.

8.   Commitments, page F-14

5.       We note you issued common stock, stock options and warrants to employees and non-employees.  In this regard, we read your disclosure on page 6.  Please revise your disclosure to clarify your method for estimating the fair value of the stock issued for services to be received from non-employees.  Please refer to FASB ASC 505-50-50.  Lastly, revise to provide the disclosures required by FASB ASC 718-10-50-1 through 50-2 for your share-based payment arrangements with your employees.

Response:  The method for estimating the fair value of the stock issued for services to be received from non-employees was the latest equity placement price.  The consolidated financial statements and Form 10-K will be amended accordingly to reflect the appropriate disclosure of information required.

9   Business Combination, page F-16

6.        Refer to page F-17.  We note you acquired a 51 % controlling interest in SDS Israel on January 20, 2009.  Please explain to us if you recognized 100% of the identifiable net assets of SDS Israel.  In this regard, it does not appear you recorded the fair value of the noncontrolling interest in SDS Israel.  Please revise your financial statements, or advise.  Lastly, please revise your disclosure to meet all the requirements of ASC FASB 805-20-50-1.

Response:  As a matter of recognition 100% of the identifiable net assets of SDS Israel were used.  As such, the fair value of the noncontrolling interest in SDS Israel was recorded.  The consolidated financial statements, related notes, and the Form 10-K will be amended accordingly to reflect the above and the required disclosures.

7.       We note on August 18, 2009, you acquired an additional 7% interest in SDS Israel.  Please tell us how you accounted for this change in ownership interest.  It does not appear the carrying amount of the noncontrolling interest in SDS Israel was adjusted to reflect the change in the noncontrolling ownership interest in the subsidiary.  Please refer to FASB ASC 810-10-45-23.  Please revise your financial statements and disclosures, or advise.

Response:  The purchase of the additional 7% interest in SDS Israel resulted in the adjustment of the carrying amount of the noncontrolling interest in the subsidiary and related Goodwill.  The consolidated financial statements and Form 10-K will be amended accordingly to reflect the above and the required disclosures and requested information.

8.        Please reconcile for us the amount of loss attributable to noncontrolling interest on your consolidated statements of operations to the amount disclosed on your statements of stockholders' equity.  Further, explain to us and disclose how you allocated the loss attributable to noncontrolling interest.  Please explain whether allocations are based on relative ownership interest or some other contractual agreement.  Please advise or revise.

Response:  Allocations are based on relative ownership percentages in the consolidated financial statements.  The consolidated financial statements and Form 10-K will be amended accordingly to reflect the above and the required disclosures.

9.        We note on December 18, 2008 you entered into an Investment Agreement with SDS Israel and on July 9, 2009, you entered into a Warrant Agreement with NG.  Please explain and disclose whether these Agreements are related and the purpose of the Warrant Agreement.  Further, explain whether these Agreements were entered into as a condition of or in contemplation of the January 20, 2009 business acquisition transaction or as separate transactions.  In this regard, explain to us how the issuance of the warrants was accounted for in the financial statements.

Response:  The agreements with SDS Israel and NG are not related; the warrants issued to NG were not issued in contemplation of the January 2009 acquisition.  The consolidated financial statements and Form 10-K will be amended accordingly to reflect the required disclosures and accounting treatment for the warrants issued to NG.

Form 10-O for the quarter ended March 31.2010

Supplemental Information of Noncash Investing and Financing Activities, page F-5

10.      We note on January 6, 2010 you issued 152,600 shares of common stock to a consultant as a finder's fee valued at $22,890.  Please explain how you accounted for the fee.

Response:  The Company used the most recent equity price of $0.15 to account for the value of the finder’s fee.

The Company respectfully submits via EDGAR the foregoing response to the Commission.  In addition, the Company hereby acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call Asher Zwebner, facsimile 972-2-5021321.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Asher Zwebner

Asher Zwebner
Chief Financial Officer